April 18, 2013

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
Mr. Mark Brunhofer, Senior Staff Accountant
Mr. Frank Wyman, Staff Accountant

Re:	Fairfax Financial Holdings Limited (“Fairfax”)

Form 40-F for the Fiscal Year Ended December 31, 2012

Filed March 8, 2013

File No. 001-31556

Dear Sirs/Mesdames:

We hereby acknowledge receipt of the comment letter dated April 4, 2013 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 40-F (the “Form 40-F”). We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-faced type below, followed by Fairfax’s responses. Page number references herein refer to the page numbers of the Fairfax 2012 Annual Report appearing as Exhibits 2 and 3 of the Form 40-F, unless otherwise noted. Terms used but not defined herein have the meanings set forth in the Form 40-F. Fairfax (sometimes referred to herein as “the company”) intends to include the revised disclosure as contemplated in this letter with respect to its reports on Form 40-F and Form 6-K, as applicable, beginning with the company’s Interim Report filed on Form 6-K for the period ending March 31, 2013 and its Annual Report filed on Form 40-F for the fiscal year ending December 31, 2013. References to “the consolidated financial statements” means the company’s consolidated financial statements for the year ended December 31, 2012 included as Exhibit 2 of the Form 40-F. References to “the MD&A” means the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012 included as Exhibit 3 of the Form 40-F.

Exhibit 1: Annual Information Form

Audit Committee, page 14

1.	In the last sentence on page 14 you indicate that your auditor provides you claims handling services. Please tell us the nature of these services and how they are not precluded services under Item 2-01(c)(4) of Regulation S-X, addressing each type of service identified in the referenced Item.

Company’s Response

The reference to “claims handling services” in the description of “All other fees” was a typographical error. No such services were provided by PricewaterhouseCoopers LLP (“PwC”), the company’s auditor, in the past several years, including the past two fiscal years and this was confirmed with PwC. All services provided by PwC in 2012 and 2011 were not precluded services under Item 2-01(c)(4) of Regulation S-X.

Exhibit 2: Audited Consolidated Financial Statements

Consolidated Statements of Earnings, page 28

2.	You present net premiums earned on the face of your statements of earnings. You also present net losses on claims, albeit as a subtotal of gross losses on claims less ceded losses. Please tell us why these net presentations are not precluded by paragraph 14(d)(ii) of IFRS 4.

Company’s Response

The company acknowledges the guidance in paragraph 14(d)(ii) of IFRS 4 which states that “an insurer shall not offset income or expense from reinsurance contracts against the expense or income from the related insurance contracts.” In determining the appropriate IFRS presentation of revenue in its consolidated statement of earnings, the company noted that neither IFRS 4 Insurance Contracts nor IAS 18 Revenue specifically define what constitutes revenue from insurance operations and that several revenue recognition models appeared acceptable based on IFRS 4 paragraph IG25 (reproduced in Appendix A). As described in Note 2 (Basis of Presentation) to the 2012 Annual Report, the company’s policy in these situations is to look to the hierarchy of guidance in IAS 8 Accounting Policies, Changes in Accounting Estimate and Errors and to applicable guidance under US GAAP.

FASB Codification paragraph 944-225-S99 under US GAAP contains the following SEC guidance:

S99-1 The following is the text of Regulation S-X Rule 7-04, Income Statements.

The purpose of this rule is to indicate the various items which, if applicable, should appear on the face of the income statements and in the notes thereto filed for persons to whom this article pertains. (See 210.4–01(a).)

1. Premiums. Include premiums from reinsurance assumed and deduct premiums on reinsurance ceded. Where applicable, the amounts included in this caption should represent premiums earned.

The above guidance indicates that under US GAAP, revenue for an insurance company would be comprised of net premiums earned. The company considers this definition of revenue to be acceptable under IFRS without contravening paragraph 14(d)(ii) of IFRS 4 because the company viewed net premiums earned as the most relevant measure of revenue; hence ceded premiums constituted contra revenue rather than an expense. The Implementation Guidance to IFRS 4 paragraph IG25 (reproduced in Appendix A) further supports this view by permitting variation in practice in respect of the disclosure of revenue and expenses of an insurer.

Finally, the company believes its method of presentation to be the most useful to readers of the consolidated financial statements in accordance with the IFRS Conceptual Framework, particularly paragraphs QC12 to QC18 (reproduced in Appendix A). Net premiums earned was observed to be a commonly used measure of revenue under Canadian GAAP prior to the adoption of IFRS, under existing US GAAP and for IFRS preparers in Europe including Aviva plc and Zurich Financial Services Group. Insurance company performance is also typically measured by the investment community using various ratios, including the combined ratio, expense ratio, and loss ratio, all of which depend on net premiums earned as an input. Therefore the company concluded that net premiums earned was both a useful measure of revenue for readers of the financial statements and a reasonable measure of revenue among the alternatives available.

In addition to presenting net premiums earned, the company has also presented gross premiums written and net premiums written to provide financial statement users insight into the extent of the company’s reliance on reinsurance. Such information, combined with the disclosures in note 8 (Insurance Contract Liabilities) and note 9 (Reinsurance) to the consolidated financial statements would permit a reader to determine the impact of reinsurance. For example, a reader could determine gross premiums earned by taking the gross premiums written as disclosed on the statement of earnings in combination with the change in the provision for unearned premiums disclosed in note 8.

Notes to Consolidated Financial Statements

3. Summary of Significant Accounting Policies – Investments in associates, page 35

3.	In the first paragraph on page 36 you indicate that the difference between your end of the reporting period and that of your associates is generally no more than three months. As paragraph 25 of IAS 28 limits the maximum lag to three months, please tell us which associates have a lag of greater than three months and for each such associate tell us the following:

•	the carrying value of your investment;

•	your share of earnings in 2012 and 2011;

•	the lag period you use; and

•	an explanation as to why you cannot obtain financial statements within three months of your period end.

Company’s Response

The company acknowledges the guidance in paragraph 25 of IAS 28 that limits the maximum lag to three months when applying the equity method of accounting to its investment in associates. The company’s financial reporting for its associates complies with this guidance with the exception of two investments in private companies that together had a carrying value of $8.4 and $6.4 at December 31, 2012 and 2011 respectively (representing 0.6% and 0.7% of the carrying value of the company’s associates, respectively). The company’s share of the pre-tax net earnings (loss) for those two associates totaled $2.0 and ($1.0) for the fiscal years ended December 31, 2012 and 2011 respectively. One of these associates was subsequently sold in the first quarter of 2013. The company permitted a reporting lag of greater than three months specifically for those two associates on the basis of materiality, and to a lesser degree, their status as private enterprises that do not provide quarterly financial reports.

In its future filings, the company will clarify its accounting policy as disclosed in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements to state that the difference between the end of its reporting period and that of its associates is no more than three months. The materiality of any potential differences from this policy will be evaluated in accordance with paragraph 8 of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

5. Cash and Investments, page 50

4.	Please explain to us where the pledged assets in the first table on page 51 and those pledged to Lloyd’s, totaling $4.0 billion at December 31, 2012, are classified on your consolidated balance sheet. Provide us proposed disclosure to be included in future filings that clarifies where these assets are recorded. Separately explain to us why these pledged assets are not specifically segregated on your balance sheet like the assets pledged for short sale and derivative obligations and reference for us the authoritative literature you rely upon to support your presentation.

Company’s Response

The pledged assets on page 51 of the company’s 2012 Annual Report, consisting of regulatory deposits and security for reinsurance and other, and those pledged to Lloyd’s on page 78, are primarily included in “Portfolio investments – Bonds” on the consolidated balance sheet.

The company proposes to add the following disclosure (in bold-faced type) to note 5 (Investments) in its future filings to address where assets pledged in respect of regulatory deposits and security for reinsurance is recorded:

The table that follows summarizes pledged assets (excluding assets pledged in favour of Lloyd’s (note 20) and assets pledged for short sale and derivative obligations) by the nature of the pledge requirement. Pledged assets are primarily included within “Portfolio investments – Bonds” on the consolidated balance sheet.

The company proposes to add the following disclosure (in bold-faced type) to note 20 (Contingencies and Commitments) in its future filings to address where assets pledged to Lloyd’s is recorded:

OdysseyRe, Advent and RiverStone (UK) (“the Lloyd’s participants”) participate in Lloyd’s through their 100% ownership of certain Lloyd’s syndicates. The Lloyd’s participants have pledged securities and cash, with a fair value of $604.3 and $24.2 respectively as at December 31, 2012, in deposit trust accounts in favour of Lloyd’s based on certain minimum amounts required to support the liabilities of the syndicates as determined under the risk-based capital models and on approval by Lloyd’s. Pledged securities and restricted cash are primarily included within “Portfolio investments – Bonds” and “Portfolio investments – Subsidiary cash and short term investments” respectively, on the consolidated balance sheet. The Lloyd’s participants have the ability to substitute these securities with other securities subject to certain admissibility criteria. These pledged assets effectively secure the contingent obligations of the Lloyd’s syndicates should they not meet their obligations. The Lloyd’s participants’ contingent liability to Lloyd’s is limited to the aggregate amount of the pledged assets and their obligation to support these liabilities will continue until such liabilities are settled or are reinsured by a third party approved by Lloyd’s. The company believes that the syndicates for which the Lloyd’s participants are capital providers maintain sufficient liquidity and financial resources to support their ultimate liabilities and does not anticipate that the pledged assets will be utilized.

IFRS 9 Financial Instruments paragraph 3.2.23 provides guidance on the measurement and presentation of financial instruments pledged as collateral. The relevant portion of the IFRS 9 guidance is reproduced below.

If a transferor provides non-cash collateral (such as debt or equity instruments) to the transferee, the accounting for the collateral by the transferor and the transferee depends on whether the transferee has the right to sell or repledge the collateral and on whether the transferor has defaulted. The transferor and transferee shall account for the collateral as follows:

(a)	If the transferee has the right by contract or custom to sell or repledge the collateral, then the transferor shall reclassify that asset in its statement of financial position (eg as a loaned asset, pledged equity instruments or repurchase receivable) separately from other assets.

The company’s pledged assets in respect of regulatory deposits, security for reinsurance and Lloyd’s participants do not permit the transferee to sell or repledge the collateral. Therefore in accordance with IFRS 9 paragraph 3.2.23, the company has not segregated those pledged assets on its consolidated balance sheet.

9. Reinsurance, page 63

5.	You state that in the past a significant amount of adverse reserve development has been ceded under your reinsurance treaties and that if further adverse reserve development were to occur, little if any could be ceded to reinsurers in future periods. Please provide us proposed MD&A disclosure to be included in future filings that describes this uncertainty regarding adverse development and quantifies the expected impact of on your future financial position and operating results.

Company’s Response

The statement referred to above by the Staff was in the context of the company’s acquisition of subsidiaries. The company manages adverse development of prior years’ reserves for acquisitions through extensive due diligence prior to acquisition that includes review of the underlying case reserves and actuarial review. To reduce the level of uncertainty regarding adverse development of the reserves of acquirees, the company has in the past: (i) required an indemnity from the seller for future adverse development, or (ii) structured a portion of the purchase price to be contingent on the ultimate development of the prior years’ claims, or (iii) adjusted the purchase consideration to reflect the degree of uncertainty regarding adverse development of reserves. Historical treaties have not been replaced with new treaties because over time the company is able to ensure its acquired subsidiaries adhere to internal reserving guidelines and measures are also taken to exit lines of business whose risk profiles are not acceptable to the company. Any future adverse development and its impact on the company’s financial position and operating results stemming from acquired subsidiaries would be analyzed and considered as part of the company’s customary claims reserving and actuarial review processes.

The uncertainty regarding adverse development of the company’s claims reserves (including the claims reserves of acquired subsidiaries) is discussed extensively in its consolidated financial statements, specifically note 3 (Summary of Significant Accounting Policies), note 8 (Insurance Contract Liabilities), note 9 (Reinsurance), note 24 (Financial Risk Management) and within the MD&A section entitled “Components of Consolidated Balance Sheets”, specifically the subsections “Provision for Losses and Loss Adjustment Expenses”, “Asbestos and Pollution” and “Recoverable from Reinsurers”. Therefore the company does not propose any additional MD&A disclosure in its future filings related to this matter.

18. Income Taxes, page 75

6.	Please provide us proposed disclosure to be included in future filings that describes changes in your domestic tax rate and other jurisdiction tax rates and explains factors underlying changes in the mix of profits/losses earned in the different jurisdictions for each period presented. Refer to paragraphs 81(d) and 85 in IAS 12.

Company’s Response

The applicable domestic tax rates were disclosed in note 18 (Income Taxes) to the consolidated financial statements as being 26.5% in 2012 and 28.3% in 2011. The year-over-year change reflected reductions in federal and provincial income tax rates passed by those respective governments. The company proposes to add the following disclosure to note 18 (Income Taxes) in its future filings to address the domestic tax rate change:

The company’s Canadian statutory income tax rate decreased from 28.3% in 2011 to 26.5% in 2012 due to reductions in federal and provincial income tax rates enacted by the respective governments.

See the company’s response to question 7 below for details regarding the change in tax rates of other jurisdiction.

7.	Please provide us proposed disclosure to be included in future filings that describes the factors underlying changes in the captions in your reconciliations of income tax calculated at the statutory and effective tax rates, particularly changes in the “Tax rate differential on income and losses incurred outside Canada” and “Change in unrecorded tax benefit of losses.” Refer to paragraph 81 of IAS 12.

Company’s Response

The company proposes to add the following disclosure to note 18 (Income Taxes) in its future filings to address the tax rate differential for income and losses earned outside of Canada:

A significant portion of the company’s earnings (loss) before income taxes is incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada vary between 0% and 42%. The following table summarizes the amount of pre-tax earnings (loss) and the associated provision for (recovery of) income taxes both within and outside of Canada:

	2012			2011
	Canada	Foreign	Total	Canada	Foreign	Total
Earnings (loss) before income taxes	(219.6)	876.4	656.8	(212.6)	203.9	(8.7)
Provision for (recovery of) income taxes	(6.8)	122.9	116.1	(78.6)	22.1	(56.5)

Net earnings (loss)	(212.8)	753.5	540.7	(134.0)	181.8	47.8

The company believes it has met the disclosure requirement for the change in unrecorded tax benefit of losses in the second to last paragraph of note 18 (Income Taxes) on page 77 of its 2012 Annual Report (reproduced below) and that no further disclosure would be necessary.

Management reviews the recoverability of the deferred income tax asset on an ongoing basis and adjusts, as necessary, to reflect its anticipated realization. As at December 31, 2012, management has not recorded deferred income tax assets of $271.4 ($217.6 at December 31, 2011) related primarily to operating and capital losses. The losses for which deferred income tax assets have not been recorded are comprised of $412.9 of losses in Canada ($49.4 at December 31, 2011), $473.2 of losses in Europe ($655.0 at December 31, 2011) and $44.3 of losses in the U.S ($46.3 at December 31, 2011). The losses in Canada expire between 2014 and 2032. The losses in the U.S. expire between 2024 and 2027. The losses in Europe do not have an expiry date.

20. Contingencies and Commitments, page 78

8.	You assert that the financial effect of uninsured litigation loss exposure on your financial position is not material. Please provide us proposed disclosure to be included in future filings under paragraph 86 of IAS 37 that discusses each known contingency that could have a material impact on your results of operations or cash flows in any period. In this regard, it appears that the requirement to disclose an estimate of a contingency’s financial effect is not limited to its potential impact on the balance sheet.

Company’s Response

As more fully described in the company’s response letter to the Staff dated June 26, 2012, legal counsel at Fairfax head office is directly involved in any lawsuits concerning Fairfax. In addition, the company employs a rigorous process to ensure any significant lawsuits affecting operating companies in the consolidated group are brought to the attention of Fairfax head office.

Immediately prior to the date of release of the consolidated financial statements, legal counsel at Fairfax head office evaluated significant existing lawsuits affecting operating companies in the consolidated group and determined that the potential financial impact of such lawsuits were cumulatively insignificant to the financial condition, results of operations, and cash flows of Fairfax as a whole. Therefore the company did not provide detailed disclosures under IAS 37 with respect to these lawsuits as such disclosures were not material to an understanding of the consolidated financial statements.

Where a lawsuit or other contingency is considered potentially significant by Fairfax head office legal counsel (both those involving operating companies and/or Fairfax head office), the matter is brought to the attention of the company’s Executive Committee for further consideration. The company’s CEO, CFO and Chief Risk Officer are members of the Executive Committee, and after collective consideration of a matter brought forth by Fairfax head office legal counsel, the CFO would assess the need for disclosure of the matter as a contingent liability in accordance with the criteria set forth in IAS 37.

In addition, the company had intended the words “financial position” in the statement referred to above by the Staff in its disclosure on page 78 of its 2012 Annual Report to encompass the balance sheet, income statement and statement of cash flows, as well as the financial statements taken as a whole, consistent with the manner in which each lawsuit or other contingent liability is evaluated for disclosure at each reporting date.

The company proposes to add the following disclosure (in bold-faced type) to note 20 (Contingencies and Commitments) in its future filings:

Subsidiaries of the company are defendants in several damage suits and have been named as third party in other suits. The uninsured exposure to the company is not considered to be material to the company’s financial position, financial performance or cash flows.

Exhibit 3: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Sources of Net Earnings, page 120

9.	Please provide an analysis of income tax expense, including a description of the factors underlying changes in this expense for each period presented, as proposed disclosure to be included in future filings.

Company’s Response

The “Sources of Net Earnings” section within the company’s MD&A provides an overview of those items that contributed to the company’s net earnings for the year, including underwriting results by segment and other significant items such as interest and dividends, net gains on investments and income taxes. Each of those items is then discussed in more detail in the subsequent section entitled “Components of Net Earnings”.

“Income Taxes” is a subsection of “Components of Net Earnings”, located on page 150 of the 2012 Annual Report. The company believes this subsection addresses the disclosure requested above, including a discussion of the factors underlying changes in income tax expense for each period presented.

Net Earnings by Reporting Segment, page 123

10.	Please provide us proposed MD&A disclosure to be included in future filings that quantifies the impact of your reinsurance activities on your underwriting profit (loss) for each segment and explains the factors underlying changes in this impact for each period presented.

Company’s Response

In its MD&A, within the section “Components of Net Earnings”, subsection “Underwriting and Operating Income”, the company has presented statements of earnings by reporting segment. These statements provide quantitative measures of reinsurance activities by disclosing the gross premiums written, net premiums written and net premiums earned by reporting segment.

To the extent that reinsurance activities had a disproportionate impact on a reporting segment’s underwriting profit or loss relative to the amount of premiums ceded, the company specifically discussed those factors in the analysis of the results for that particular reporting segment. For example:

•	Northbridge reporting segment, page 128

Northbridge’s gross premiums written decreased by 3.8% from Cdn$1,218.3 in 2011 to Cdn$1,172.3 in 2012 primarily as a result of lower retentions of existing business, partially mitigated by modest increases in pricing and new business in certain segments. Competitive pressures were especially evident in Northbridge’s transportation and logistics and large accounts segments, while its retail personal lines segment declined due to decisions by Northbridge to exit from certain unprofitable segments. Net premiums written by Northbridge decreased by 6.1% from Cdn$1,001.3 in 2011 to Cdn$940.5 in 2012 consistent with the decrease in gross premiums written and also reflecting a small increase in premiums ceded to reinsurers, principally related to fronted risks.

•	Fairfax Asia reporting segment, pages 135 and 136

During 2012, gross premiums written, net premiums written and net premiums earned increased by 14.1%, 12.6% and 13.4% respectively, primarily as a result of increased writings of property and engineering lines of business at First Capital and the year-over-year impact of the consolidation of Pacific Insurance.

Insurance contracts receivable, provision for losses and loss adjustment expenses and provision for unearned premiums increased reflecting growth in year-over-year business volumes, principally at First Capital (described above). Funds withheld payable to reinsurers increased as a result of additional reinsurance purchased during the year by First Capital commensurate with its growth in business volumes.

The company’s MD&A also highlighted instances where the use of reinsurance stayed relatively constant as a proportion of gross premiums written. For example:

•	Crum & Forster operating segment, pages 131-132

Gross premiums written by Crum & Forster increased by 15.2% from $1,327.7 in 2011 to $1,529.7 in 2012, principally as a result of growth of $188.5 in specialty lines of business, including the benefit of approximately $61 of gross premiums written produced by First Mercury’s managing general agency business (in the prior year this business was primarily produced on behalf of insurance carriers outside of the Fairfax group) and also reflected increased writings of excess and surplus casualty lines of business (CoverXSpecialty division), property lines of business (Seneca division) and accident and health lines of business (Fairmont Specialty division). The increase in net premiums written in 2012 by 16.4% was consistent with the increase in gross premiums written. Net premiums earned increased by 20.4% in 2012 reflecting the growth in net premiums written in prior periods.

The company believes its 2012 MD&A provided a reasonable level of detail with respect to the impact of reinsurance activities on the underwriting profit or loss of each of its reporting segments. In its future filings the company will continue to include information in its MD&A discussion that may be helpful to readers in understanding the impact of its reinsurance activities on its reporting segments.

* * * * * * * * * * * * * * * *

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 40-F; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 40-F; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this filing to the undersigned at (416) 367-4941 or privett@hwic.ca.

Yours very truly,

/s/ Paul Rivett

Paul Rivett

Vice President, Operations

cc:	V. Prem Watsa, Chairman and Chief Executive Officer

Fairfax Financial Holdings Limited

David Bonham, Vice President and Chief Financial Officer

Fairfax Financial Holdings Limited

Chris Couture, Partner

PricewaterhouseCoopers LLP

Claire Cornwall, Partner

PricewaterhouseCoopers LLP

Appendix A

IFRS 4 Insurance Contracts – Implementation Guidance paragraph IG25

IAS 18 requires an entity to disclose the amount of each significant category of revenue recognized during the period, and specifically requires disclosure of revenue arising from rendering of services. Although revenue from insurance contracts is outside the scope of IAS 18, similar disclosures may be appropriate for insurance contracts. The IFRS does not prescribe a particular method of recognizing revenue and various models exist:

(a)	Under some models, an insurer recognizes premiums earned during the period as revenue and recognizes claims arising during the period (including estimates of claims incurred but not reported) as an expense.
(b)	Under some other models, an insurer recognizes premiums received as revenue and at the same time recognizes an expense representing the resulting increase in the insurance liability.

Under yet other models, an insurer recognizes premiums received as deposit receipts. Its revenue includes charges for items such as mortality and its expenses include the policyholder claims and benefits related to those charges.

IFRS Conceptual Framework – paragraphs QC12 to QC18

Faithful representation

QC12 Financial reports represent economic phenomena in words and numbers. To be useful, financial information must not only represent relevant phenomena, but it must also faithfully represent the phenomena that it purports to represent. To be a perfectly faithful representation, a depiction would have three characteristics. It would be complete, neutral and free from error. Of course, perfection is seldom, if ever, achievable. The Board’s objective is to maximise those qualities to the extent possible.

QC13 A complete depiction includes all information necessary for a user to understand the phenomenon being depicted, including all necessary descriptions and explanations. For example, a complete depiction of a group of assets would include, at a minimum, a description of the nature of the assets in the group, a numerical depiction of all of the assets in the group, and a description of what the numerical depiction represents (for example, original cost, adjusted cost or fair value). For some items, a complete depiction may also entail explanations of significant facts about the quality and nature of the items, factors and circumstances that might affect their quality and nature, and the process used to determine the numerical depiction.

QC14 A neutral depiction is without bias in the selection or presentation of financial information. A neutral depiction is not slanted, weighted, emphasised, de-emphasised or otherwise manipulated to increase the probability that financial information will be received favourably or unfavourably by users. Neutral information does not mean information with no purpose or no influence on behaviour. On the contrary, relevant financial information is, by definition, capable of making a difference in users’ decisions.

QC15 Faithful representation does not mean accurate in all respects. Free from error means there are no errors or omissions in the description of the phenomenon, and the process used to produce the reported information has been selected and applied with no errors in the process. In this context, free from error does not mean perfectly accurate in all respects. For example, an estimate of an unobservable price or value cannot be determined to be accurate or inaccurate. However, a representation of that estimate can be faithful if the amount is described clearly and accurately as being an estimate, the nature and limitations of the estimating process are explained, and no errors have been made in selecting and applying an appropriate process for developing the estimate.

QC16 A faithful representation, by itself, does not necessarily result in useful information. For example, a reporting entity may receive property, plant and equipment through a government grant. Obviously, reporting that an entity acquired an asset at no cost would faithfully represent its cost, but that information would probably not be very useful. A slightly more subtle example is an estimate of the amount by which an asset’s carrying amount should be adjusted to reflect an impairment in the asset’s value. That estimate can be a faithful representation if the reporting entity has properly applied an appropriate process, properly described the estimate and explained any uncertainties that significantly affect the estimate. However, if the level of uncertainty in such an estimate is sufficiently large, that estimate will not be particularly useful. In other words, the relevance of the asset being faithfully represented is questionable. If there is no alternative representation that is more faithful, that estimate may provide the best available information.

Applying the fundamental qualitative characteristics

QC17 Information must be both relevant and faithfully represented if it is to be useful. Neither a faithful representation of an irrelevant phenomenon nor an unfaithful representation of a relevant phenomenon helps users make good decisions.

QC18 The most efficient and effective process for applying the fundamental qualitative characteristics would usually be as follows (subject to the effects of enhancing characteristics and the cost constraint, which are not considered in this example). First, identify an economic phenomenon that has the potential to be useful to users of the reporting entity’s financial information. Second, identify the type of information about that phenomenon that would be most relevant if it is available and can be faithfully represented. Third, determine whether that information is available and can be faithfully represented. If so, the process of satisfying the fundamental qualitative characteristics ends at that point. If not, the process is repeated with the next most relevant type of information.